Musclepharm Corporation
4400 Vanowen Street
Burbank, CA 91505
(303) 396-6100

January 22, 2018

BY EDGAR

Securities and Exchange Commission Office of Global Security Risk Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Cecilia Blye

Re:
Comment Letter Dated December 22, 2017

Musclepharm Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

File No. 0-53166

Dear Ms. Blye:

Musclepharm Corporation (the “Company”) hereby provides the following response to the comment letter from the staff of the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 22, 2017 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. To assist your review, we have presented the text of the Staff’s comment in italics below.

1.
We note from your website that First Nutrition is your distributor in Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. You should describe any products you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Response to Comment: The Company does not have any direct contacts with Syria and does not knowingly do business with the Syrian government or entities controlled by the Syrian government. Without limiting the foregoing, the Company does not have any subsidiaries, affiliates or joint ventures in Syria and it does not have any employees in that country.

First Nutrition is an independent distributor of the Company’s products based in Jordan. According to information publicly disclosed by First Nutrition, it represents more than 45 of the world’s leading sports nutrition brands in the Middle East and North African region. First Nutrition acts as a distributor of the Company’s products in several Middle Eastern and North African countries.

Ms. Cecilia Blye	January 22, 2018
Securities and Exchange Commission
Division of Corporation Finance

We respectfully note that we believe that the Company’s products distributed by First Nutrition are classified as food under applicable Export Administration Regulations of the Commerce Department’s Bureau of Industry and Security and therefore permitted to be exported or re-exported to Syria. In addition, the Company employs procedures designed to keep in compliance with applicable export control programs, including those of the United States.

2.
Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response to Comment: As noted in response to Question 1, the Company does not have any direct contacts with Syria and does not knowingly do business with the Syrian government or entities controlled by the Syrian government and it does not have any subsidiaries, affiliates, joint ventures or employees in Syria. First Nutrition does not provide the Company with a revenue breakdown by country. However, revenues from First Nutrition, across all countries, were less than 1/3 of 1% of the Company’s net revenue in each of 2014, 2015 and 2016, as well as in 2017. Based on the nature of the Company’s products, we believe that sales by First Nutrition in Syria, if any, are de minimis.

On the basis of the foregoing, we do not believe that the Company’s activities with respect to Syria pose a material risk to the Company or to its securityholders. We believe that the Company’s activities relating to Syria should not affect its reputation or share value or otherwise be material to a securityholder in assessing, as part of the overall mix of information, an investment in the Company. Currently, we do not anticipate any material expansion of our activities relating to Syria.

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Ms. Cecilia Blye	January 22, 2018
Securities and Exchange Commission
Division of Corporation Finance

If you have any questions relating to the foregoing, please contact the undersigned at (818) 658-3806.

Sincerely, Musclepharm Corporation By: /s/ Kevin Harris Name: Kevin Harris Title: Interim Chief Financial Officer